ELLENOFF GROSSMAN & SCHOLE LLP

370 Lexington Avenue

New York, New York 10017

(212) 370-1300

(212) 370-7889 facsimile

December 21, 2005

VIA EDGAR

US Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:          HD Partners Acquisition Corporation (Reg. no. 333-130531)

Ladies/Gentlemen:

On December 21, 2005, on behalf of HD Partners Acquisition Corporation (the “Company”), we filed via the Edgar system a registration statement on Form S-1 (reg. no. 333-130531), along with exhibits.  Unfortunately in connection with such filing, the financial printer inadvertently did not attach Exhibit 23.1 to the transmitted file.  We would like to confirm that in fact Exhibit 23.1 was executed by the Company’s auditors, Goldstein Golub Kessler LLP, and we have attached a copy of Exhibit 23.1 hereto.  Please note that Exhibit 23.1 will be properly filed as an exhibit to amendment no.1 to the Company’s registration statement at such time that amendment no. 1 is filed in response to any comments the Company may receive in connection with the filing of its Form S-1 by the Commission.

Please direct any questions or comments with respect to this letter, as well as the registration statement, to the undersigned.

Very truly yours,

/s/ Jody R. Samuels
Jody R. Samuels

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

HD Partners Acquisition Corporation

We hereby consent to the use in the Prospectus constituting part of the Registration Statement on  Form S-1 of our report dated December 16, 2005 on the financial statements of HD Partners Acquisition Corporation as of December 13, 2005 and for the period from December 6, 2005 (inception) to December 13, 2005 which appears in such Prospectus.  We also consent to the reference to our Firm under the caption “Experts” in such Prospectus.

/s/ Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP
New York, New York

December 16, 2005